Exhibit 19

Sensient Technologies Corporation

Insider Trading Policy

It is a violation of both Company policy and of federal and state securities law for any officer, director, or other Employee (as defined in the Code of Conduct) of the Company to engage in any transaction involving Company stock (including gifts) when that officer, director, or other Employee is in possession of material nonpublic information. Such illegal insider trading includes transactions entered into for the benefit of the individual and transactions entered into for the benefit of the Company. This policy also applies to material nonpublic information relating to any other company with publicly-traded securities, including our customers, suppliers, or peer companies, obtained in the course of employment or association with the Company.

It is also both illegal and a violation of Company policy to communicate (or “tip”) material nonpublic information to others who may trade in securities on the basis of that information. Prohibitions on insider trading extend to the family members and individuals living in the households of officers, directors, and other Employees when those officers, directors, or other Employees are in possession of material nonpublic information, as well as to neighbors and friends.

In addition, the Company itself shall not repurchase any shares of the Company’s stock while in possession of material nonpublic information unless pursuant to a valid Rule 10b5-1 plan.  Before engaging in repurchases or adopting a Rule 10b5-1 plan, management must give careful consideration as to whether or not the Company is in possession of material nonpublic information.  While the risk of the Company possessing material nonpublic information is generally lower if a repurchase occurs during an open trading window, management must conduct this evaluation in all cases.

In accordance with Section 3(d) of the Company’s Share Repurchase Policy, Sensient’s internal Disclosure Committee shall meet before the corporation: (i) repurchases any shares, unless pursuant to a valid Rule 10b5-1 plan, or (ii) adopts a Rule 10b5-1 plan, in each case to determine whether the corporation is in possession of material nonpublic information or otherwise should refrain from repurchasing shares at such time pursuant to applicable securities laws.

Company personnel or their tippees who trade on inside information are subject to severe civil penalties, criminal fines, and even jail terms. An officer, director, or other Employee who tips information to a person who then trades is subject to the same penalties as the tippee. It does not matter that the officer, director, or other Employee did not make the actual trade, nor that he or she did not profit from the tippee’s trading.

What Information is “Material”?

All information that a reasonable investor would consider important in deciding whether to buy, sell, or hold securities is considered material. Information that is likely to affect the price of the Company’s stock would almost always be considered material.

Examples of some types of material information include:

•	financial results or financial forecasts for the quarter or the year;
•	a major change in management or personnel;
•	possible mergers, acquisitions, joint ventures, and investments in other companies;
•	changes in relationships with significant customers;
•	the gain or loss of an important contract, customer, or supplier;
•	actual or suspected cybersecurity risks or incidents, including vulnerabilities and breaches;
•	important product developments;
•	governmental approval of major new products;
•	major financing developments; or
•	major litigation developments.

While these examples illustrate the types of information that would likely be considered material, the list is not complete. Questions regarding or any uncertainty whatsoever concerning what sorts of information are material not addressed on this list should be directed to the Corporate Legal Department.

What Information is “Nonpublic”?

Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. This is not true. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace and the investing public has had time to absorb the information fully.

Examples of public disclosure include public filings with the SEC, Company press releases, and, in some cases, meetings with members of the press and the investment community, shareholders, and the public.

While the time it takes for the investing public to absorb information fully varies, as a general rule, information should be considered nonpublic until 24 hours after the information is released. Of course, if you are aware of any other material nonpublic information at the time that 24-hour period has passed, you will still not be able to trade Company stock legally.

Keep in mind that any questioned transaction will be viewed with twenty-twenty hindsight, taking into account information that may only later become clear.

It is also important to note that, in general, regular, ongoing stock purchases associated with employee benefit plans such as the Company 401(k) plan will not be considered to constitute illegal insider trading. However, any change in election or other reallocation of funds involving Company stock under an employee benefit plan is subject to the Company’s prohibitions against illegal insider trading and cannot be completed while in possession of material nonpublic information (and, for officers, must be completed in a window period).

Trading in Other Securities

The Company may engage in business transactions with companies whose securities are publicly-traded. These transactions may include, among other things, mergers, acquisitions, divestitures, or renewal or termination of major contracts or other arrangements. Information learned in connection with these transactions or relationships may constitute material nonpublic information about the other company. No officer, director, or other Employee may trade in the securities of these companies while aware of material nonpublic information about such companies nor may he or she tip such information to any other person for such use.

In addition, business transactions of the Company may impact the publicly-traded securities of other companies that are economically-linked to the Company (i.e., peer companies).  Therefore, no officer, director, or other Employee may use information learned through his or her employment or association with the Company to trade in the securities of such companies.

Consequences of Illegal Insider Trading

The Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (generally through the U.S. Attorneys Offices) pursue insider trading violations vigorously and such violations are punished severely. While the regulatory authorities concentrate their efforts on individuals who trade or tip others who trade, the Federal Securities laws also impose potential liabilities on any company and its officers and directors, if they fail to take reasonable steps to prevent insider trading by company personnel.

Individuals who trade or who tip others who trade based on material nonpublic information could face the following penalties for each violation:

•	a return of any profits made on or losses avoided by, plus penalties of up to three times the amount of profits or avoided losses on, the illegal insider trading;
•	twenty years’ imprisonment; and/or
•	up to $5 million in fines.

A company could face even stiffer penalties for a violation of insider trading laws, including up to $25 million in fines.

The existence of a personal financial emergency does not excuse an officer, director, or other Employee from complying with the Company’s policies with respect to insider trading. Illegal insider trading, regardless of the justification, is still illegal.

Restrictions on Legal Insider Trading

Not all insider trading is illegal. Only trading that occurs on the basis of material nonpublic information is illegal. However, because it is important to avoid even the appearance that trading has occurred based on material nonpublic information, the Company has established the following set of policies that must be followed:

Window Periods

To limit the risk that Employees inadvertently violate insider trading laws, Employees are only permitted to trade Company stock during quarterly “window periods.” All Employees are strongly advised to contact the Legal Department before buying or selling Company stock.

Each of these window periods begins 24 hours after the Company announces its annual and/or quarterly financial results for the prior fiscal year and/or quarter, and ends 30 calendar days after the beginning of the window period.

Notwithstanding the foregoing, the General Counsel will close an otherwise open window period for any Employee who knows of a material event or information that is not generally known or available to the public, including the internal discovery of an actual or a suspected cybersecurity risk or incident.

Event-Specific Blackout Periods

On occasion, certain officers, directors, or other Employees may become aware of an event that is material to the Company that has not yet become public, including the internal discovery of an actual or a suspected cybersecurity risk or incident. Anyone with knowledge of such an event is prohibited from trading Company stock; in addition, the General Counsel may impose a blackout period during which those officers, directors, or other Employees who know of the material event, plus any other individuals who the General Counsel may designate, are prohibited from trading Company stock.

Because the very existence of a blackout period could signal to investors that a material event is pending, the Company will not announce, internally or publicly, that a blackout period is in effect; instead, the Corporate Legal Department will notify any officer, director, or other Employee that knows of the material event and who seeks pre-clearance to trade during a blackout period on an individual basis that a blackout period is in effect. No person made aware of a blackout period should disclose the existence of the blackout period to any other individual.

Trade Pre-clearance for Directors, Officers, General Managers, Business Unit Directors, Senior Financial Officers, and other Employees

The Company’s directors, officers, general managers, business unit directors, Senior Financial Officers, and other Employees who assist the Company in the preparation of Reports (as defined in the Code of Conduct) or otherwise have a financial reporting oversight role, as well as any other individual making trades for the Company’s account, are required to notify the General Counsel by e-mail or otherwise in writing of their intent to engage in any transaction involving Company stock. The General Counsel (or, in the General Counsel’s absence, the Senior Attorney responsible for Securities matters) must pre-clear any trade by e-mail or otherwise in writing at least two days in advance of when the intended trade is to occur.

In order for a trade to be pre-cleared, the individual seeking pre-clearance must confirm to the General Counsel that he or she does not have knowledge of any material non-public information and provide the General Counsel with the relevant terms of the proposed transaction, including what type of transaction is contemplated, the proposed terms of such transaction, the number of shares or other securities involved in the transaction, and who beneficially owns the securities.

The General Counsel (or, in the General Counsel’s absence, the Senior Attorney responsible for Securities matters) will only pre-clear trades during a window period, when the General Counsel has not imposed a blackout period, and the General Counsel is not aware of any material non-public information.

Once a transaction has been pre-cleared, it is Company policy that the intended trade take place (if at all) within two days of the grant of pre-clearance.

All records directly and materially relevant to pre-clearance will be retained for no less than five years.

Immediate Reporting of Trades by Directors and Officers

Federal insider trading laws require the reporting of transactions by officers and directors on a timely basis. Therefore, it is Company policy that once a transaction has been executed on behalf of an officer or director, that officer or director must immediately notify the General Counsel, by both telephone and e-mail, of the terms of the transaction.  All reports will be retained for no less than five years.

The Company also requires officers and directors to notify any broker or dealer used to effect such transactions of the Company’s reporting policies to ensure the broker’s or dealer’s cooperation with these policies.

Additional Trading Prohibitions

Company policy prohibits officers and directors of the Company from trading Company shares during any employee benefit plan blackout period except pursuant to a Rule 10b5-1 trading plan approved by the Company’s board of directors as described below. The Company will notify officers and directors in advance of such blackout periods.

Rule 10b5-1 Trading Plans

Directors and officers who have entered into Rule 10b5-1 trading plans approved by the Company’s board of directors need not adhere to the above requirements in the Code of Conduct regarding trade pre-clearance for directors and officers, window periods, or blackout periods with respect to trades occurring in compliance with the board-approved Rule 10b5-1 plan. However, directors and officers continue to have an obligation to follow the immediate reporting requirements outlined above. Any director or officer that enters into a Rule 10b5-1 trading plan will also need to comply with applicable securities laws, including: (i) mandatory cooling-off periods, (ii) restrictions on multiple overlapping plans and single-trade arrangements, (iii) relevant certifications, and (iv) acting in good faith.